November 7, 2024

Mike Ballardie
Chief Executive Officer
Connexa Sports Technologies Inc.
2709 N. Rolling Road, Suite 138
Windsor Mill, MD 21244

       Re: Connexa Sports Technologies Inc.
           Registration Statement on Form S-1
           Filed on October 11, 2024
           File No. 333-282612
Dear Mike Ballardie:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed on October 11, 2024
Prospectus Cover Page, page i

1. In the paragraph discussing your auditor, please provide a cross reference to the specific risk factor addressing the SEC charges against Olayinka Oyebola & Co. and its principal.

Risk Factors
Our independent auditor, Olayinka Oyebola & Co., has been charged by the SEC in connection with securities fraud allegations., page 29

2. In this risk factor regarding Olayinka Oyebola & Co. (Chartered Accountants), please provide additional disclosure regarding its principal, Olayinka Oyebola, and the charges alleged against them of violations of the antifraud provisions of the federal
 November 7, 2024
Page 2

       securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such
       penalties, if imposed, would impact you and any investment in your securities. For example, if barred, you would be unable to include the financial statements reviewed by Olayinka Oyebola & Co. in any filing made after that date. Refer to the Securities
       and Exchange Commission   s press release, available at
       https://www.sec.gov/newsroom/press-releases/2024-157.

       Please also expand to discuss the dismissal of Olayinka Oyebola & Co., as disclosed in your Form 8-K filed November 1, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Steven Lipstein